Exhibit 99.2

Spreadtrum Announces First Commercial AVS Audio/Video

Decoder Chip

August 27, 2007, Shanghai, China – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced its new SV6111 product, the world’s first commercial AVS audio/video decoder chip. AVS is the audio and video coding-decoding standard independently created by China. After an array of successes in the wireless baseband chipset business, Spreadtrum believes it has begun making similar breakthroughs in audio/video chip development with its SV6111 solution.

The SV6111 product includes all of the decoding functions required by the AVS standard, while at the same time supporting MPEG-2 specifications. Utilizing advanced SoC technology that integrates critical software with the hardware processing system, the SV6111 is the first SoC AVS audio/video decoder chip that combines strong processing capabilities with multimedia functions, to produce a robust commercial solution with low cost and low power consumption.

The SV6111 supports real time decoding in both high definition and standard definition modes, and contains key functions designed to support both current and future digital TV set-top boxes (STB). The SV6111 can be applied to IPTV, cable digital TV, digital satellite TV, and DMB-T transmission standards. The chip has performed well in field trials and has shown stable performances for each of these broadcast applications. Spreadtrum has commenced initial sampling of the SV6111 and expects the deployment by its customers of commercial products based on these chips in the near future.

Professor Wen Gao, chairman of the AVS Workgroup of China, remarked, “As a leading design company in China’s IC industry, Spreadtrum has dedicated significant efforts in developing China’s home-grown AVS standard and succeeded in creating an AVS chip. We believe this represents an important step in the industrialization and commercialization of the AVS standard.”

AVS is the second generation source coding-decoding standard independently created by China and the SV6111 shows Spreadtrum’s strong support to this Chinese self-developed standard after its success in developing the world’s first single-chip TD-SCDMA solution. This is an enhancement to the development of China’s independently created source code standards, and a significant effort to advancing the overall information industry, too.

Commenting on the product launch, Qiang Cao, Spreadtrum’s Marketing Vice President, said, “Spreadtrum has been focused on AVS technology research and product development for several years. We believe Spreadtrum not only has a leading position in AVS chip design and commercialization, but also has been making important contributions to the advancement of the AVS standard. The SV6111 chip marks the first of many expected milestones from Spreadtrum’s efforts in audio/video development.”

For more information on AVS, please go to the Audio and Video Coding Standard Workgroup of China, at http://www.avs.org.cn/en/.

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s breakthroughs in audio/video chip development, the timing of the deployment of commercial products based on SV6111 chips, Spreadtrum’s role in the commercialization and development of the AVS standard and Spreadtrum’s expectations with respect to the achievement of many milestones in audio/video development. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for audio/video products; uncertainty regarding the timing and pace of the commercial deployment of AVS-based products in China; Spreadtrum’s ability to sustain its development in AVS semiconductor chips; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988*217

E-mail: william.shi@spreadtrum.com